1300 N. State Street Bellingham, WA 98225-4730 www.saturna.com 1-800-728-8762

IMPORTANT SHAREOWNER REPORT AVAILABLE ONLINE AND IN PRINT BY REQUEST

Thank you for being a shareowner. We encourage you to access and review this important report containing information about the Amana Mutual Funds, including portfolio holdings and financial statements.

The Amana Mutual Funds Trust's Semi-Annual Report for November 30, 2022, is available here:

www.saturna.com/amana/semi-annual-report

This report is available by mail or email upon request, free of charge. Reports for the prior reporting period and the Funds' portfolio holdings for their most recent first and third fiscal quarters are also available online and in print by request.

Current and future report delivery requests can be submitted at any time using the options below.

To request a paper copy by mail:

Why am I receiving this Notice?

The Securities and Exchange Commission adopted rule 30e-3, allowing mutual fund companies to deliver shareowner reports by making such reports accessible electronically. You still may choose to receive a paper copy of the current report and/or any future reports by following the instructions.

Online: Visit www.saturna.com/report-request and use the online form to let us know you'd like a paper copy.

Telephone: Call 1-800-728-8762 and a Saturna Capital representative would be happy to mail you a copy.

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